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June 14, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker

Era Anagnosti

Jay Ingram

Nudrat Salik

Re:	MasTec, Inc.

Form 10-K for the Year ended December 31, 2011

Filed February 29, 2012

Response dated May 18, 2012

File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated May 23, 2012 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2011, filed February 29, 2012, and (ii) the Company’s response, dated May 18, 2012, to the Staff’s comment letter, dated April 19, 2012.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2011 (the “Form 10-K”)

Note 15—Operations by Geographic Areas and Segments, Page 93

1.	We note your response to comments one through five in our letter dated April 19, 2012. Your CODM receives data on the net profit before taxes for each operating segment. Please revise your analysis to also include this data for each operating segment. In doing so, please ensure that you provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please reconcile these amounts to the amounts reported on your consolidated statements of operations.

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Company Response

Per your request, we have revised Schedule A to the Company’s May 18, 2012 response letter to include net profit before tax (NBT) for all of the Company’s operating segments, including immaterial operating segments. These amounts have been reconciled to the consolidated income statements contained in our Annual Reports filed on Form 10-K for the applicable years. The Analysis of Schedule A has also been revised to include explanations for variances.

Adding NBT to the data considered on Schedule A does not modify the conclusion of the analysis, which is that our operating segments have similar economic characteristics. NBT trends conform very closely to trends experienced in gross profit before depreciation and amortization. Instances in which NBT trends in an operating segment are at variance with the rest of the Company are explained by the same causes applicable to gross profit before depreciation and amortization and gross margin. Additionally, the difference between gross profit and NBT in dollars, representing the sum of general and administrative expenses, depreciation expense, amortization expense, net interest expense and gains and losses, is very consistent among all operating segments, relative to revenue size.

However, as stated in our response dated May 18, 2012, although the CODM receives data on the net profit before taxes for each operating segment, these data are not considered key management metrics nor used to allocate resources or evaluate performance. The CODM manages these functions using project revenue and gross margin because these metrics provide direct and relevant insight into the success of segment managers in winning work, executing projects at a reasonable profit level and managing risk. NBT does not provide more useful information than gross margin and, by itself, provides significantly less insight into potential success or potential resource needs. Furthermore, Management does not believe NBT is useful in analyzing the similarities of the Company’s operating segments’ economic characteristics due to the inconsistencies in the internal accounting treatment of certain items across the various operating segments. For example:

•

Certain operating segments maintain their own operating and accounting systems; therefore NBT for those segments is fully burdened by the costs to maintain these systems. Other operating segments utilize the Company’s enterprise system accounting and information systems and, therefore, those costs are leveraged across those operating segments as well as the Corporate function.

•

Because certain operating segments originated through acquisitions and others were developed organically, amortization expense across the operating segments (which is included in the calculation of NBT, but not gross profit) varies greatly.

2.	We note your response to comment two in our letter dated April 19, 2012. Please support your determination that each of the operating segments labeled as an immaterial operating segment in Appendix A meets all of the aggregation criteria in ASC 280-10-50-11 to be aggregated with each of your other operating segments. If

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one or more operating segments do not meet all of the aggregation criteria and you have already met the 75% revenue threshold in ASC 280-10-50-14, you can combine the remaining smaller operating segments and present them in an all other category pursuant to ASC 280-10-50-15. This all other category should still be separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 and 50-31. The all other category should also be discussed in MD&A.

Company Response

Management believes the immaterial operating segments should be aggregated with the material operating segments into a single reportable segment as they are expected to be economically similar in the long-term and meet all of the operational aggregation criteria as outlined in ASC 280-10-50-11. Additionally, the presentation of these immaterial operating segments in an “All Other” category would not provide meaningful information to a reader of the Company’s financial statements and would not achieve the basic principles and objectives of ASC 280.

As indicated in a comparison of the gross margins of the “Total Material Operating Segments” and the “Total Operating Segments” in each of the periods covered in Schedule A, the immaterial operating segments have virtually no impact on MasTec’s overall gross margin. As these entities in aggregate represent only 12% of 2011 total consolidated revenues and have next to no impact on the overall performance of the Company, they have been deemed immaterial.

Consistent with the well established definition of materiality under the securities laws generally, Staff Accounting Bulletin (SAB) 99, as codified in SAB Topic 1 states: “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Furthermore, the original Statement of Financial Accounting Standards No.131 explicitly states “The provisions of this Statement need not be applied to immaterial items.” Clearly these entities, even if aggregated into an “All Other” segment, do not rise to the level of materiality due to their small proportion of total revenues and their lack of impact on overall margin performance.

The small size of these immaterial operating segments exposes them to larger swings in margins from period to period because a single project can have a large impact on the margins for these small entities (but not on the overall Company). Management believes these businesses are generally economically similar and are subject to the same infrastructure construction economic dynamics as the material operating segments; thus management has an expectation that these businesses will move into the Company’s overall gross margin range in the long term.

Additionally, we believe the operational aggregation criteria of ASC 280-10-50-11 are met because, as noted in our May 18, 2012 response to Question 1 and in Schedule B (attached), each of our immaterial operating segments provides similar services using similar processes (i.e. construction, assembly and installation) to similar (infrastructure industry) customers and they operate in similar regulatory environments as our other operating segments.

Because these entities are quantitatively immaterial, having no meaningful impact on the Company’s gross margins, have such strong operational similarities and are economically similar to the rest of the Company’s business on a long-term basis, management believes they should be aggregated with the material operating segments into a single reportable segment.

Management does not believe presenting these operating segments separately in an “All Other” category would provide any meaningful information to the readers of the Company’s consolidated financial statements. Even if the Company were to present these immaterial operating segments in an “All Other” category, the “All Other” category would not provide insight into any concentration of geographic coverage, services or end markets and, thus, would not be consistent with the principles and objectives of the standard to enable users to better understand the Company’s performance, better assess its future cash flows or to make more informed judgments about the Company as a whole.

3.	Please describe for us in greater detail the nature of the amounts presented in the reconciling items section of Appendix A. Please also quantify the larger reconciling items impacting revenue, gross profit and net profit before taxes in each period presented.

Company Response

Items reconciling revenue, gross profit and net profit before tax for our operating segments to the corresponding Company consolidated totals relate to (i) recent acquisitions, (ii) Corporate activities and (iii) eliminations. These items have been quantified in the attached revised Schedule A. As noted in our previous responses, the Company has undergone tremendous change and growth in the last five years, as a result of both organic growth and growth through acquisitions. Where less than a full year of data is available or long term future trends are not yet discernible for a newly acquired entity, it is not yet possible to analyze long-term margins and our segment analyses remain inconclusive. As such, these entities are excluded from the analysis and are represented within the “Acquisitions” line of the reconciling items.

We hope the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

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Sincerely, MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc:	Ira N. Rosner, Esq., Greenberg Traurig, P.A.

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SCHEDULE A

[***]

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SCHEDULE B

QUALITATIVE ANALYSIS OF OPERATING SEGMENTS

OPERATING SEGMENTS
	Utilities Service Group	Nsoro	Advanced Technologies	Wanzek	Precision Pipeline	Pumpco	MasTec Network Services	Three Phase Line	GlobeTec
SERVICES PROVIDED
Construction	X	X	X	X	X	X	X	X	X
Assembly	X	X	X	X	X	X	X	X	X
Installation	X	X	X	X	X	X	X	X	X
Marketing in support of customer			X
CLASSES OF CUSTOMERS
Commercial	X	X	X	X	X	X	X	X	X
Consumer
Governments	X			X		X			X
END MARKETS
Communications Companies	X	X	X	X			X	X
Utility Companies	X			X	X	X		X	X
Governments	X			X		X		X	X

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